Amf
3-30-2004

U.S. SE[...]OMMISSION

04018086

FACING PAGE

03-25

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-41401

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GDK, Inc. c/o Prime Management

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Mechanics Building, 12 Church Street
(No. and Street)

Hamilton (City) | Bermuda (State) | HM11 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR - 1 2004 WASH. DC 188 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Kelly — (441) 295-0329
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - - if individual, state last, first, middle name)

Ernst & Young LLP

(ADDRESS)	Number and Street	City	State	Zip Code
	5 Times Square	New York	NY	10036

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Amf
3-30-2004

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, Joseph Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GDK, Inc., as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Joseph Kelly
Signature

VICE PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (loss)
- [X] (d) Statement of Changes in cash flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplementary report of independent chartered accountants on internal control structure.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARIAL CERTIFICATE

I, Maxwell Quin, Notary Public, duly authorised, admitted and sworn, residing and practicing in the City of Hamilton, Bermuda DO HEREBY CERTIFY THAT on the day and date hereof before me personally appeared **Joseph Kelly** to me known to be the person named on the annexed document and did then acknowledge before me that he had signed the said document for the purposes therein expressed AND THAT the signature

" Joseph L Kelly "

subscribed to the said document is the signature and the handwriting of the said Joseph Kelly.

IN TESTIMONY WHEREOF I the above named Notary Public have hereto set my hand and Notarial Seal this 30th day of January, Two thousand and Three.

Max Quin

NOTARY PUBLIC



REVENUE BERMUDA
$10



REVENUE BERMUDA
$5



Statement of Financial Condition

GDK, Inc.

December 31, 2003 with
Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors
GDK, Inc.

We have audited the accompanying statement of financial condition of GDK, Inc. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GDK, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 20, 2004

GDK, INC.

STATEMENT OF FINANCIAL CONDITION

ASSETS

		December 31, 2003
Cash and cash equivalents	$	5,546,157
Due from broker		2,780,884,433
Securities owned		3,447,054,466
Other assets		260,600
TOTAL ASSETS	$	6,233,745,656

LIABILITIES AND SHAREHOLDERS' EQUITY

Securities sold, not yet purchased	$	3,015,957,299
Incentive fee payable		1,079,250
Deferred incentive fee		145,811,884
Accrued liabilities		2,072,211
TOTAL LIABILITIES		3,164,920,644
Shareholders' equity		3,068,825,012
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	6,233,745,656

The accompanying notes are an integral part of this statement of financial condition.

GDK, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

1. Organization

GDK, Inc. (the "Company"), a broker-dealer registered with the Securities and Exchange Commission of the United States ("SEC"), commenced operations in July 1989. The Company, a British Virgin Islands corporation, maintains its principal office in Bermuda and primarily trades equities that are listed on the U.S. exchanges exclusively for its own account. The manager of the Company is Prime Management Limited ("Prime"), a Bermuda company.

2. Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and are expressed in U.S. dollars. Preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

At December 31, 2003, cash and cash equivalents primarily consist of cash and shares in a money market fund held at one financial institution.

The Company's securities are recorded at market or fair value on a trade date basis. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors including dealer price quotations and pricing models. All positions are recorded on a trade date basis.

3. Income Taxes

No provision for income taxes has been made as the Company is not subject to income tax under current legislation.

4. Due From Broker, Securities Owned & Securities Sold, Not Yet Purchased

At December 31, 2003, amounts due from brokers, securities owned, and securities sold, not yet purchased, were with one major financial institution. Substantially all securities owned and securities sold, not yet purchased at December 31, 2003 are publicly traded U.S. securities.

Subsequent market fluctuations of securities sold, not yet purchased may require purchasing the securities at prices which differ from the value reflected on the statement of financial condition.

Securities transactions of the Company are primarily maintained, cleared and held by a registered U.S. broker/dealer pursuant to a Joint Back Office Agreement. At December 31, 2003, the due from broker balance in the statement of financial condition includes the following:

Cash at broker	$ 2,792 million	(net of margin loan of $234 million)
Transactions pending settlement, net	(10) million	
Unrealized commissions	(1) million	
Due from broker	$ 2,781 million	

The cash at the broker is primarily related to securities sold, not yet purchased; its use is therefore restricted until the securities are purchased. Securities sold, not yet purchased are also collateralized by the Company's securities owned. Margin loan is collateralized by certain of the Company's securities owned and cash held by the broker. Interest on debit and credit balances are paid based on the broker's institutional rate.

The Company's margin requirements at December 31, 2003 of approximately $840 million were satisfied by securities owned and cash at brokers.

5. Trading Advisory and Incentive Fees

The Company's trading advisor is Caxton Associates, L.L.C. (the "Advisor"), a commodity trading advisor and Delaware limited liability company. The Advisor is also the trading advisor to two of the Company's shareholders and the Managing Member of one of the Company's shareholders. An officer of the Advisor is also an officer and a director of the Company. In addition, an officer of the Company is also an officer of Prime.

5. Trading Advisory and Incentive Fees (continued)

The Company has a Trading Advisory Agreement (the "Advisory Agreement") with A.R.T. Advisors, LLC, a Delaware limited liability company (the "Trading Manager") that has been sub-delegated authority to provide discretionary investment and trading advisory services to the Company. The Advisor must authorize the Trading Manager's use of any financial instruments other than U.S. or foreign exchange traded securities. The Advisor is a member of the Trading Manager.

Under the terms of the Advisory Agreement, the Company paid the Trading Manager a monthly advisory fee based on an annual rate of 0.6% of the average monthly net asset value of the Company. Advisory fees payable of approximately $1 million are included in accrued liabilities at December 31, 2003. Under the terms of the management fee agreement with Prime, the Company pays a fixed fee of $18,150 annually. Advisory fees paid to the Trading Manager are reduced by management fees paid to Prime.

Under the terms of the Advisory Agreement, the Trading Manager earned an incentive fee at a rate of 16% of Net Profits as defined in the Advisory Agreement. The Trading Manager may, in its sole discretion waive, in whole or in part, the performance fee for certain related parties. Prior to the beginning of any fiscal year, the Trading Manager may elect to defer the payment of all or a portion of the performance fee that shall become payable in that year. Incentive fees of approximately $1 million were earned and accrued as of December 31, 2003. No incentive fees earned in 2003 were deferred.

The Trading Manager may, from time to time, designate one or more indices for deferred fees, including an index measured by the annual rate of return of the Company, grossed up by any management, advisory fees and incentive fees payable by the Company, or to the value of certain investment funds as outlined in the Deferred Incentive Fee Agreement ("Deferral Agreement"). In 2003, the indexing of the deferred incentive fee resulted in an increase in the amount payable of approximately $3.6 million. Deferred incentive fee payable consists of a portion of incentive fees earned in 2002, which were deferred generally for periods of six to ten years from the date they were earned.

6. Shareholders' Equity

The Company is authorized to issue 100,000 common shares, $.10 par value. There were 22,993.91 shares issued and outstanding at December 31, 2003.

At December 31, 2003, an affiliated entity, a British Virgin Islands corporation (the "BVI Entity") owned an 80% interest in the Company. The BVI Entity has a trading advisory agreement with the Advisor.

In 2003, two of the Company's shareholders (all affiliates) redeemed approximately $3 billion (23,450.08 shares) from the Company. The BVI Entity made approximately 95% of these redemptions. In addition, approximately $98 million (710.82 shares) of subscriptions were made into the Company during the year.

Shareholders' equity at December 31, 2003, consists of $2,299 of common stock and $3,068,822,713 of retained earnings.

7. Net Capital Requirement

As a registered broker-dealer which trades for its own account, the Company is subject to the Uniform Net Capital Rule (the "Rule") of the SEC which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital and aggregate indebtedness vary from day to day, but as of December 31, 2003, the Company had net capital of approximately $2,228 million which exceeded requirements by approximately $2,218 million. The Company is also subject to certain notification provisions of the Rule relating to the withdrawal of capital.